Exhibit 99.1

FLEETMATICS GROUP PLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	September 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash	$139,847	$100,087
Restricted cash	64	64
Accounts receivable, net of allowances of $1,028 and $887 at September 30, 2013 and December 31, 2012, respectively	11,508	8,871
Deferred tax assets	8,116	8,402
Prepaid expenses and other current assets	10,795	10,371

Total current assets	170,330	127,795
Property and equipment, net	57,152	41,132
Goodwill	28,771	24,879
Intangible assets, net	8,484	7,013
Deferred tax assets, net	1,066	1,084
Other assets	8,984	8,722

Total assets	$274,787	$210,625

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$7,955	$9,115
Accrued expenses and other current liabilities	17,346	11,764
Deferred revenue	21,199	17,087
Current portion of long-term debt	1,250	1,250

Total current liabilities	47,750	39,216
Deferred revenue	8,357	8,931
Accrued income taxes	14,967	14,559
Long-term debt, net of discount of $449 and $556 at September 30, 2013 and December 31, 2012, respectively	22,051	22,881
Other liabilities	4,388	4,016

Total liabilities	97,513	89,603

Commitments and contingencies (Note 15)
Shareholders’ equity:
Ordinary shares, €0.015 par value; 66,666,663 shares authorized; 36,857,322 and 34,584,868 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	705	660
Deferred shares, €0.01 par value; 5,000,004 shares authorized; 2,230,334 shares issued and outstanding at September 30, 2013 and December 31, 2012	29	29
Additional paid-in capital	269,226	227,990
Accumulated other comprehensive income	1,377	626
Accumulated deficit	(94,063)	(108,283)

Total shareholders’ equity	177,274	121,022

Total liabilities and shareholders’ equity	$274,787	$210,625

The accompanying notes are an integral part of the consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Subscription revenue	$46,314	$33,225	$127,262	$91,630
Cost of subscription revenue	11,498	8,931	32,329	26,263

Gross profit	34,816	24,294	94,933	65,367

Operating expenses:
Sales and marketing	14,266	10,301	40,467	30,500
Research and development	3,130	1,870	7,685	5,244
General and administrative	10,506	9,660	25,526	23,889

Total operating expenses	27,902	21,831	73,678	59,633

Income from operations	6,914	2,463	21,255	5,734
Interest income (expense), net	(373)	(563)	(1,111)	(1,667)
Foreign currency transaction gain (loss), net	(118)	214	(774)	72
Loss on extinguishment of debt	—	—	—	(934)
Other income (expense), net	—	(32)	—	(32)

Income before income taxes	6,423	2,082	19,370	3,173
Provision for income taxes	845	868	5,150	2,325

Net income	5,578	1,214	14,220	848
Accretion of redeemable convertible preferred shares to redemption value	—	(113)	—	(336)
Net income attributable to participating securities	—	(1,041)	—	(484)

Net income attributable to ordinary shareholders	$5,578	$60	$14,220	$28

Net income per share attributable to ordinary shareholders:
Basic	$0.15	$0.04	$0.40	$0.02

Diluted	$0.15	$0.04	$0.39	$0.02

Weighted average ordinary shares outstanding:
Basic	36,313,259	1,523,818	35,311,648	1,514,673

Diluted	37,618,615	2,828,225	36,777,137	2,656,521

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$5,578	$1,214	$14,220	$848

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $0	447	(69)	751	(34)

Total other comprehensive income (loss)	447	(69)	751	(34)

Comprehensive income	$6,025	$1,145	$14,971	$814

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$14,220	$848
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,404	6,965
Amortization of capitalized in-vehicle devices owned by customers	715	468
Amortization of intangible assets	1,570	1,749
Amortization of deferred commissions, other deferred costs and debt discount	4,670	3,632
Provision for (benefit from) deferred taxes	213	512
Provision for accounts receivable allowances	1,109	1,084
Unrealized foreign currency transaction (gain) loss	753	(67)
Loss on disposal of property and equipment and other assets	2,428	1,469
Loss on extinguishment of debt, non-cash portion	—	405
Share-based compensation	4,535	1,873
Changes in operating assets and liabilities:
Accounts receivable	(3,731)	(3,549)
Prepaid expenses and other current and long-term assets	(6,459)	(8,967)
Accounts payable, accrued expenses and other current liabilities	6,400	2,092
Accrued income taxes	408	286
Deferred revenue	3,552	(1,718)

Net cash provided by operating activities	39,787	7,082

Cash flows from investing activities:
Purchases of property and equipment	(25,673)	(19,240)
Capitalization of internal-use software costs	(1,496)	(650)
Payment for acquisition, net of cash acquired	(6,851)	—
Net decrease in restricted cash	—	517

Net cash used in investing activities	(34,020)	(19,373)

Cash flows from financing activities:
Proceeds from (payments of) Term Loan	(938)	23,861
Proceeds from borrowings on Revolving Credit Facility	—	8,286
Proceeds from secondary public offering, net of offering costs	32,060	—
Proceeds from exercise of stock options	4,685	27
Excess tax benefits from share-based awards	—	20
Payments of Senior Secured Notes	—	(17,500)
Payments of previously accrued initial public offering costs	(1,355)	(1,556)
Payments of capital lease obligations	(276)	(282)

Net cash provided by financing activities	34,176	12,856

Effect of exchange rate changes on cash	(183)	(173)

Net increase in cash	39,760	392
Cash, beginning of period	100,087	8,615

Cash, end of period	$139,847	$9,007

Supplemental disclosure of cash flow information:
Cash paid for interest	$876	$974
Cash paid, net for income taxes	$1,204	$1,982
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$—	$336
Acquisition of property and equipment through capital leases	$—	$31
Additions to property and equipment included in accounts payable at the balance sheet dates	$2,177	$1,119
Deferred initial public offering costs included in accounts payable or accrued expenses at the balance sheet dates	$—	$2,105

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

1. Nature of the Business

Fleetmatics Group PLC (the “Company”) is a public limited company incorporated in the Republic of Ireland. On September 21, 2012, the Company changed its corporate structure from a private limited company to a public limited company. On that date, the Company became the holding company of FleetMatics Group Limited (a private limited company incorporated in 2004 in the Republic of Ireland) and its subsidiaries by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

The Company is a leading global provider of fleet management solutions delivered as software-as-a-service (“SaaS”). Its mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. The Company offers Web-based and mobile solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. New customers for the Company’s SaaS offering typically enter into initial 36-month, non-cancelable subscription agreements, with amounts generally billed and due monthly; however, some customers prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

2. Initial Public Offering

On October 11, 2012, the Company completed an initial public offering (“IPO”) of its ordinary shares, which resulted in the sale of 6,250,000 ordinary shares by the Company and 2,734,375 ordinary shares by other selling shareholders at a price of $17.00 per ordinary share. The Company received net proceeds from the IPO of approximately $93,313, based upon the price of $17.00 per ordinary share and after deducting underwriting discounts and commissions and offering costs paid by the Company. The Company received no proceeds from the issuance and allotment of ordinary shares by the selling shareholders. Upon the closing of the IPO, all of the Company’s outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions. All dollar amounts in the financial statements and in the notes to the consolidated financial statements, except share and per share amounts, are stated in thousands of U.S. dollars unless otherwise indicated.

The accompanying consolidated balance sheet as of September 30, 2013, the consolidated statements of operations, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the three and nine months ended September 30, 2013 and 2012 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2013, the results of its operations, its comprehensive income, and its cash flows for the three and nine months ended September 30, 2013 and 2012. The consolidated financial data and other information disclosed in these notes related to the three and nine months ended September 30, 2013 and 2012 are also unaudited. The results for the three and nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013 or for any other interim periods or future year.

Certain information and footnote disclosures normally included in the Company’s annual audited consolidated financial statements and accompanying notes have been condensed or omitted in these interim financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2012 included in its Annual Report on Form 20-F/A (“Annual Report”) filed with the Securities and Exchange Commission on July 22, 2013.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s Term Loan (see Note 11) as of September 30, 2013 approximated its $23,750 face value, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 4.5% (a Level 3 measure of fair value).

Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. The Company pays commissions in full when it receives the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as expense immediately.

Commission costs capitalized during the three months ended September 30, 2013 and 2012 totaled $2,170 and $1,709, respectively, and during the nine months ended September 30, 2013 and 2012 totaled $6,565 and $4,845, respectively. Amortization of deferred commissions totaled $1,614 and $1,225 for the three months ended September 30, 2013 and 2012, respectively, and totaled $4,459 and $3,413 for the nine months ended September 30, 2013 and 2012, respectively, and is included in sales and marketing expense in the consolidated statements of operations. Deferred commission costs, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $11,003 and $8,893 as of September 30, 2013 and December 31, 2012, respectively.

Capitalized In-Vehicle Device Costs

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device (for which the Company receives an up-front fee from the customer), the Company defers the costs of the installed in-vehicle devices (including installation and shipping costs) as they are directly related to the revenue that the Company derives from the sale of the devices and that it recognizes ratably over the estimated average customer relationship period of six years. The Company capitalizes these in-vehicle device costs and amortizes the deferred costs as expense ratably over the estimated average customer relationship period, in proportion to the recognition of the up-front fee revenue.

Costs of in-vehicle devices owned by customers that were capitalized during the three months ended September 30, 2013 and 2012 totaled $95 and $780, respectively, and during the nine months ended September 30, 2013 and 2012 totaled $344 and $1,721, respectively. Amortization of these capitalized costs totaled $269 and $160 for the three months ended September 30, 2013 and 2012, respectively, and $715 and $468 for the nine months ended September 30, 2013 and 2012, respectively, and is included in cost of subscription revenue in the consolidated statements of operations. Capitalized costs related to these in-vehicle devices of which title has transferred to customers, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $3,589 and $4,149 as of September 30, 2013 and December 31, 2012, respectively.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Recently Issued and Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The adoption of this standard is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (“ASU 2013-05”). ASU 2013-05 addresses a parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or group of assets within a foreign entity or of an investment in a foreign entity. The objective of this guidance is to resolve the diversity in practice about the appropriate guidance to apply to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or a business within a foreign entity. ASU 2013-05 provides that the entire amount of the cumulative translation adjustment associated with the foreign entity would be released when there has been a sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity. ASU 2013-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”) that amended ASU 2011-12 and ASU 2011-05. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either in the consolidated statements of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. These amendments are disclosure related and will not have an impact on the Company’s financial position, results of operations, comprehensive income or cash flows. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012 and was adopted by the Company on a retrospective basis in the first quarter of fiscal 2013 and there were no amounts reclassified out of accumulated other comprehensive income during the periods presented. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Deferred commission costs	$5,725	$4,602
Capitalized costs of in-vehicle devices owned by customers	910	595
Prepaid taxes	865	1,962
Rebate receivable	705	766
Prepaid software license fees and support	575	382
Prepaid subscription service fees	506	425
Other	1,509	1,639

Total	$10,795	$10,371

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

5. Property and Equipment

Property and equipment consisted of the following at September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
In-vehicles—installed	$90,411	$71,110
In-vehicles devices—uninstalled	3,892	2,843
Computer equipment	6,040	3,984
Internal-use software	3,983	2,393
Furniture and fixtures	1,810	999
Leasehold improvements	1,496	687

Total property and equipment	107,632	82,016
Less: Accumulated depreciation and amortization	(50,480)	(40,884)

Property and equipment, net	$57,152	$41,132

Depreciation and amortization expense related to property and equipment totaled $3,339 and $2,490 for the three months ended September 30, 2013 and 2012, respectively, and totaled $9,404 and $6,965 for the nine months ended September 30, 2013 and 2012, respectively. Of those amounts, $3,018 and $2,287 for the three months ended September 30, 2013 and 2012, respectively, and $8,549 and $6,386 for the nine months ended September 30, 2013 and 2012, respectively, was recorded in cost of subscription revenue primarily related to depreciation of installed in-vehicle devices and amortization of internal-use software and the remaining costs were included in various operating expenses. The carrying value of installed in-vehicle devices (including shipping and installation costs), net of accumulated depreciation, was $45,455 and $34,097 at September 30, 2013 and December 31, 2012, respectively.

During the nine months ended September 30, 2013 and 2012, the Company capitalized costs of $1,496 and $650, respectively, associated with the development of its internal-use software related to its SaaS software offerings accessed by customers via its website and the website itself. Amortization expense of the internal-use software totaled $113 and $151 during the three months ended September 30, 2013 and 2012, respectively, and $369 and $417 during the nine months ended September 30, 2013 and 2012, respectively. The carrying value of capitalized internal-use software was $2,515 and $1,328 as of September 30, 2013 and December 31, 2012, respectively. Foreign exchange differences also contribute to changes in the carrying value of internal-use software.

As of September 30, 2013 and December 31, 2012, the gross amount of assets under capital leases totaled $1,144 and $1,121, respectively, and related accumulated amortization totaled $741 and $456, respectively.

During the nine months ended September 30, 2013 and 2012, the Company expensed $2,428 and $1,469, respectively, in conjunction with the replacement of installed in-vehicle devices resulting from the Company’s proactive migration to current technology and to a lesser degree a required replacement of those devices. The expense was recorded in cost of subscription revenue and is included in loss on disposal of property and equipment and other assets in the consolidated statements of cash flows.

6. Business Combination

On August 1, 2013, the Company acquired all of the stock and equity interests of Connect2Field Holdings Pty Limited (“Connect2Field”), an Australian-based privately-held software product company whose Web-based and mobile applications are delivered as SaaS. The total consideration of $7,000 consisted entirely of cash paid to acquire all of the assets of Connect2Field and to assume a nominal amount of liabilities. The excess of the purchase price over the fair values of assets acquired and liabilities assumed was recorded as goodwill of $3,892. This acquisition reflects the Company’s strategy to acquire new customers and increase sales to existing customers by offering complementary products and technologies.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

The following table summarizes the purchase price for Connect2Field and the estimated fair values of the separately identifiable assets acquired and liabilities assumed as of August 1, 2013:

Purchase consideration:
Total purchase price, net of cash acquired	$6,851
Cash acquired	149

Total purchase consideration	$7,000

Assets acquired and liabilities assumed:
Cash	$149
Accounts receivable	3
Identifiable intangible assets	3,038
Goodwill	3,892

Total assets acquired, inclusive of goodwill	7,082
Accounts payable, accrued expenses and other current liabilities	(63)
Deferred revenue	(19)

Total liabilities assumed	(82)

Total	$7,000

The estimated fair value of the intangible assets acquired as of the acquisition date was $3,038 with a useful life of three years. The acquired intangible assets consisted of developed technology and was valued using the cost of reproduction method.

The results of Connect2Field have been included in the consolidated financial statements from the acquisition date of August 1, 2013. The results of Connect2Field were not included in pro forma combined historical results of operation of the Company as they are not material.

7. Goodwill and Intangible Assets

As of September 30, 2013 and December 31, 2012, the carrying amount of goodwill was $28,771 and $24,879, respectively of which $3,892 resulted from the acquisition of Connect2Field in August 2013 and $24,879 resulted from the acquisition of SageQuest in July 2010. No impairment of goodwill was recorded during the nine months ended September 30, 2013 or the year ended December 31, 2012.

Intangible assets consisted of the following as of September 30, 2013 and December 31, 2012, with gross and net amounts of foreign currency-denominated intangible assets reflected at September 30, 2013 and December 31, 2012 exchange rates, respectively:

	September 30, 2013
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(5,755)	$5,345
Acquired developed technology	4,338	(1,420)	2,918
Trademarks	400	(344)	56
Patent	243	(78)	165

Total	$16,081	$(7,597)	$8,484

	December 31, 2012
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(4,554)	$6,546
Acquired developed technology	1,300	(1,104)	196
Trademarks	400	(300)	100
Patent	237	(66)	171

Total	$13,037	$(6,024)	$7,013

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Amortization expense related to intangible assets was $636 and $583 for the three months ended September 30, 2013 and 2012, respectively. Of those amounts, amortization expense of $221 and $95 for the three months ended September 30, 2013 and 2012, respectively, was included in the cost of subscription revenue in the consolidated statements of operations, and amortization expense of $415 and $488 for the three months ended September 30, 2013 and 2012, respectively, was included in sales and marketing expense in the consolidated statements of operations.

Amortization expense related to intangible assets was $1,570 and $1,749 for the nine months ended September 30, 2013 and 2012, respectively. Of those amounts, amortization expense of $326 and $285 for the nine months ended September 30, 2013 and 2012, respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $1,244 and $1,464 for the nine months ended September 30, 2013 and 2012, respectively, was included in sales and marketing expense in the consolidated statements of operations.

8. Other Assets

Other assets (non-current) consisted of the following as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Deferred commission costs	$5,278	$4,290
Capitalized costs of in-vehicle devices owned by customers	2,679	3,554
Other	1,027	878

Total	$8,984	$8,722

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Accrued payroll and related expenses	$7,596	$4,581
Accrued professional fees	2,581	2,933
Accrued income taxes	2,621	767
Accrued insurance expense	475	455
Accrued settlements	525	350
Other	3,548	2,678

Total	$17,346	$11,764

10. Other Liabilities

Other liabilities (non-current) consisted of the following as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Deferred tax liabilities	$3,233	$3,327
Accrued rent	1,143	435
Capital lease obligations	12	254

Total	$4,388	$4,016

11. Long-term Debt

Senior Secured Notes

In conjunction with the SageQuest acquisition on July 30, 2010, the Company entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC (“DE Shaw”) for $17,500 of senior secured notes (the “Senior Secured Notes”). All of the assets of the Company, inclusive of the SageQuest assets acquired, were used to collateralize the Senior Secured Notes.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Principal amounts under the Senior Secured Notes were payable in monthly installments commencing March 2012 and continuing through the maturity date on July 30, 2014. Prepayment of the Senior Secured Notes would have been required upon (a) the sale of substantially all of the Company’s assets or a change in control upon the sale of equity, (b) the disposition, involuntary or voluntary, of any asset in a single transaction or series of related transactions in excess of $50, subject to permitted reinvestment, (c) a registered firm commitment underwritten public offering by the Company of its ordinary shares resulting in aggregate gross cash proceeds greater than $50,000 and in which the initial price to the public is at least $13.91 per share, as adjusted for any share capital subdivision or consolidation (a “Qualified Public Offering”), and (d) any excess cash flow generated by the Company, defined as (i) positive cash flow from operations, plus (ii) any cash flow from extraordinary receipts, less (iii) repayments of the Senior Secured Notes, less (iv) the unfinanced cash portion of capital expenditures net of any proceeds received from sales of fixed assets (each, a “Prepayment Event”). The maximum prepayment due upon a Prepayment Event would have varied based on the date that the Prepayment Event had occurred: prior to July 30, 2012, 103% of the principal balance plus accrued and unpaid interest would have been due; from July 31, 2012 through July 30, 2013, 101% of the principal balance plus accrued and unpaid interest would have been due; July 31, 2013 and thereafter, 100% of the principal balance plus accrued and unpaid interest would have been due. However, the prepayment would have been limited to the net proceeds generated in the Prepayment Event, except for in the case of excess cash flow. In the case of excess cash flow, the prepayment would have been limited to 50% of such excess cash flow.

The Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.50% per annum (based on actual days), but not less than 12.5%. As of December 31, 2011, the actual interest rate was 12.5%. Interest was payable monthly in arrears, commencing September 1, 2010 until the Senior Secured Notes were repaid in full. In the event of default and until the event of default was cured or waived, the interest rate was to be 2.5% per annum higher than the otherwise applicable interest rate.

On the issuance date, the Senior Secured Notes were recorded in the consolidated balance sheet net of discount of $690, related to fees assessed by the lender at that time. The carrying value of debt was being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the four-year term of the Senior Secured Notes to the maturity date. At December 31, 2011, the debt discount balance totaled $449. Accretion amounts recognized as interest expense during the nine months ended September 30, 2012 totaled $62.

The credit agreement required the Company to maintain financial covenants, one of which limited the Company’s maximum total leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Notes agreement). The financial covenants would have become more restrictive in 2012 and 2013. In addition, the Company was required to maintain other affirmative, negative and financial covenants. The Company was not in compliance with certain of the covenants at December 31, 2011. However, the Company received a waiver of noncompliance from DE Shaw through May 31, 2012.

On May 10, 2012, the Company used proceeds from the $25,000 Term Loan of its Senior Secured Credit Facility to pay in full all amounts due under the Senior Secured Notes, including principal then remaining of $17,063, prepayment premium of $512 and accrued interest. As a result of the early repayment of the Senior Secured Notes, in the year ended December 31, 2012, the Company recorded a loss on extinguishment of debt of $934, comprised of the write-off of unamortized debt discount of $387 and unamortized deferred financing cost of $18, the prepayment premium of $512 paid in cash, and associated legal fees of $17.

Senior Secured Credit Facility

On May 10, 2012, the Company entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25,000 term loan (the “Term Loan”) and a $25,000 revolving line of credit (the “Revolving Credit Facility”), which expires on May 10, 2017 (collectively, the “Senior Secured Credit Facility”). The Senior Secured Credit Facility is collateralized by a senior first lien on all assets and property of the Company. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25,000 Term Loan, and to provide an additional source of liquidity to the Company. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios of the Company. At September 30, 2013, the Company had no borrowings outstanding under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable in quarterly installments commencing on December 31, 2012, with $313 due in 2012, $1,250 due in 2013, $1,406 due in 2014, $2,031 due in 2015, $2,500 due in 2016 and $17,500 due in 2017. All amounts borrowed under the revolving line of credit are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

On the issuance date of May 10, 2012, the Term Loan was recorded in the consolidated balance sheet net of discount of $651, related to fees assessed by the lender at the time. The carrying value of this debt is being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the five-year term of the Term Loan to the maturity date. At September 30, 2013, the debt discount balance totaled $449. Accretion amounts recognized as interest expense for the nine months ended September 30, 2013 totaled $107. On the issuance date, the Company also capitalized deferred financing costs of $484 related to third-party fees incurred in connection with the Senior Secured Credit Facility. These deferred costs are being amortized through charges to interest expense using the effective-interest method over the five-year term of the Senior Secured Credit Facility to the expiration date. At September 30, 2013, deferred financing cost recorded in other current assets and other assets (non-current) were $103 and $231, respectively, and totaled $334. Amortization amounts recognized as interest expense for the nine months ended September 30, 2013 totaled $80.

The Senior Secured Credit Facility contains financial covenants that, among other things, require the Company to maintain liquidity of at least $10,000, comprised of cash plus availability under borrowings, and limits the Company’s maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2013 and 2014. The Senior Secured Credit Facility also requires the Company to maintain other affirmative and negative covenants. The Company was in compliance with all such financial covenants as of September 30, 2013.

12. Income Taxes

The Company’s effective income tax rate for the three and nine months ended September 30, 2013 was 13.2% and 26.6%, respectively, on pre-tax income of $6,423 and $19,370, respectively. The effective tax rate for the three and nine months ended September 30, 2013 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and income taxed in jurisdictions with a higher statutory tax rate than Ireland’s 12.5% tax rate. The increase associated with these items was offset by a release of reserves for uncertain tax positions due to the expiration of statutes of limitations in the United States and the United Kingdom and by research tax credits in Ireland.

The Company’s effective income tax rate for the three and nine months ended September 30, 2012 was 41.7% and 73.3%, respectively, on pre-tax income of $2,082 and $3,173, respectively. The effective tax rate for the three and nine months ended September 30, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and an increase in the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom and research tax credits in Ireland.

13. Share-Based Awards

2004 Share Option Plan

In 2004, the Board of Directors adopted and the Company’s shareholders approved the 2004 Share Option Plan (the “2004 Plan”). As amended in July 2010, the 2004 Plan permitted grants of options for the purchase of up to 3,151,369 ordinary shares to be issued to employees, directors and consultants. Under the 2004 Plan, options were to be granted with exercise prices no less than the fair market value per share of the Company’s ordinary shares on the grant date and have a maximum term of seven years. In conjunction with the approval by shareholders of the 2011 Stock Option and Incentive Plan in September 2011, the board of directors voted that no further options shall be granted under the 2004 Plan.

2011 Stock Option and Incentive Plan

In September 2011, the Board of Directors adopted and the Company’s shareholders approved the 2011 Stock Option and Incentive Plan (the “2011 Plan”). The 2011 Plan permits the Company to make grants of incentive stock options, non-qualified stock options, restricted stock units and cash-based awards at an exercise price no less than the fair market value per share of the Company’s ordinary shares on the grant date and with a maximum term of seven years. These awards may be granted to the Company’s employees and non-employee directors. The Company initially reserved 666,667 ordinary shares for issuance under the 2011 Plan. On May 9, 2012, the Company’s Board of Directors and shareholders increased the number of ordinary shares reserved for issuance under

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

the 2011 Plan from 666,667 to 1,166,667, and on September 18, 2012, the Company’s Board of Directors and shareholders increased the number of ordinary shares reserved for issuance under the 2011 Plan by 466,667 shares from 1,166,667 to 1,633,334. On July 18, 2013, our Board of Directors approved and adopted an amendment and restatement to the 2011 Plan (the “Amended and Restated 2011 Plan”) and recommended that the Amended and Restated 2011 Plan be submitted to our shareholders for approval at our annual general meeting to be held on August 19, 2013. Our shareholders approved the Amended and Restated 2011 Plan on August 19, 2013. The authorized number of ordinary shares reserved for issuance under the Amended and Restated 2011 Plan increased from 1,633,334 to 1,883,334 and the number of shares reserved and available for issuance under the Amended and Restated 2011 Plan will automatically increase each February 1, beginning in 2014, by an amount equal to the lesser of (i) 4.75% of the number of ordinary shares issued and outstanding on the immediately preceding January 31 or (ii) such lesser number of shares as determined by the compensation committee of the Board of Directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. In addition, shares from forfeited, expired, canceled or terminated awards from the 2004 Plan are also available for issuance under the Amended and Restated 2011 Plan.

Stock Option Activity

Stock option activity during the nine months ended September 30, 2013 was as follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at December 31, 2012	2,957,515	$4.66
Granted	—
Exercised	(1,272,454)	$3.68
Forfeited and canceled	(55,419)	$7.45

Outstanding at September 30, 2013	1,629,642	$5.37

Vested and expected to vest at September 30, 2013	1,578,190	$5.31

Exercisable at September 30, 2013	805,421	$4.26

Restricted Stock Unit Awards

On May 1, 2013, the Company granted service-based restricted stock units (“RSUs”) for the purchase of 483,667 ordinary shares and performance-based restricted stock units (“PSUs”) for the purchase of 654,250 ordinary shares with a grant-date fair value of $22.76. On June 20, 2013, the Company granted service-based RSUs for the purchase of 40,500 ordinary shares and PSUs for the purchase of 5,000 ordinary shares with a grant-date fair value of $31.10. On September 2, 2013, the Company granted service-based RSUs for the purchase of 58,500 ordinary shares and PSUs for the purchase of 15,000 ordinary shares with a grant-date fair value of $49.45. The RSUs have restrictions which lapse four years from the date of grant. Restrictions on the PSUs will lapse based upon the achievement of certain financial performance targets during the applicable performance period, which ends on December 31, 2013. The grant date fair value of the shares is recognized over the requisite period of performance once achievement of criteria is deemed probable. Periodically throughout the performance period, the Company estimates the likelihood of achieving performance goals. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates. If the targets are not achieved, the shares will be forfeited by the employee.

2012 Employee Share Purchase Plan

In September 2012, the Company’s Board of Directors adopted and its shareholders approved the 2012 Employee Share Purchase Plan, which became effective upon the closing of the Company’s IPO in October 2012. The 2012 Employee Share Purchase Plan authorizes the issuance of up to 400,000 ordinary shares to participating employees.

All employees who have been employed for at least 30 days and whose customary employment is for more than 20 hours per week are eligible to participate in the 2012 Employee Share Purchase Plan. Any employee who owns 5% or more of the voting power or value of ordinary shares is not eligible to purchase shares under the 2012 Employee Share Purchase Plan. The Company will make one or more offerings each year to its employees to purchase shares under the 2012 Employee Share Purchase Plan. The first offering

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

began during 2013 and subsequent offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the 2012 Employee Share Purchase Plan may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 2,500 ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25 worth of ordinary shares, valued at the start of the purchase period, under the 2012 Employee Share Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2012 Employee Share Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2012 Employee Share Purchase Plan may be terminated or amended by the Board of Directors at any time. An amendment that increases the number of ordinary shares that are authorized under the 2012 Employee Share Purchase Plan and certain other amendments require the approval of the Company’s shareholders.

Share-based Compensation

The Company recognizes share-based compensation expense for stock options, performance-based restricted stock units and service-based restricted stock units pursuant to the authoritative guidance of Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation”. Total share-based compensation expense related to stock options, performance-based restricted stock units and service-based restricted stock units was $2,330 and $904 for the three months ended September 30, 2013 and 2012, respectively, and $4,535 and $1,873 for the nine months ended September 30, 2013 and 2012, respectively, classified in the statement of operations line items as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Cost of subscription revenue	$132	$44	$275	$94
Sales and marketing	909	366	1,712	826
Research and development	367	53	675	135
General and administrative	922	441	1,873	818

Total	$2,330	$904	$4,535	$1,873

14. Net Income per Share

Basic and diluted net income per share attributable to ordinary shareholders was calculated as follows for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Basic net income per share attributable to ordinary shareholders:
Numerator:
Net income	$5,578	$1,214	$14,220	$848
Accretion of redeemable convertible preferred shares to redemption value	—	(113)	—	(336)
Net income attributable to participating securities	—	(1,041)	—	(484)

Net income attributable to ordinary shareholders	$5,578	$60	$14,220	$28

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Denominator:
Weighted average ordinary shares outstanding—basic	36,313,259	1,523,818	35,311,648	1,514,673

Net income per share attributable to ordinary shareholders—basic	$0.15	$0.04	$0.40	$0.02

Diluted net income per share attributable to ordinary shareholders:
Numerator:
Net income	$5,578	$1,214	$14,220	$848
Accretion of redeemable convertible preferred shares to redemption value	—	(113)	—	(336)
Net income attributable to participating securities	—	(995)	—	(466)

Net income attributable to ordinary shareholders—diluted	$5,578	$106	$14,220	$46

Denominator:
Weighted average ordinary shares outstanding—basic	36,313,259	1,523,818	35,311,648	1,514,673
Dilutive effect of ordinary share equivalents	1,305,356	1,304,407	1,465,489	1,141,848

Weighted average ordinary shares outstanding—diluted	37,618,615	2,828,225	36,777,137	2,656,521

Net income per share attributable to ordinary shareholders—diluted	$0.15	$0.04	$0.39	$0.02

Stock options for the purchase of 0 and 351,613 weighted average shares for the three months ended September 30, 2013 and 2012, respectively, and 0 and 462,140 for the nine months ended September 30, 2013 and 2012, respectively, were excluded from the computation of diluted net income (loss) per share attributable to ordinary shareholders because those options had an antidilutive impact due to their exercise prices being greater than the average fair value of the Company’s ordinary shares for those periods.

15. Commitments and Contingencies

Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. Our Term Loan bears interest at a rate of either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. The Company leases its office space under non-cancelable operating leases, some of which contain payment escalations. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash rent payments and rent expense recognized in the consolidated statements of operations as accrued rent within accrued expenses (current) and other liabilities (non-current). The Company also leases office equipment under operating leases that expire at various dates through 2014.

Future minimum payments under our outstanding debt facilities and non-cancelable operating and capital leases at September 30, 2013 are as follows:

Years Ending December 31,	Debt and Operating Leases	Capital Leases	Total
Remaining 2013	$3,099	$104	$3,203
2014	10,158	258	10,416
2015	8,739	—	8,739
2016	6,511	—	6,511
2017	20,687	—	20,687
Thereafter	3,783	—	3,783

Total	$52,977	362	$53,339

Less amount representing interest		(14)

Present value of minimum payments		$348

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Data Center Agreements

The Company has agreements with various vendors to provide specialized space and services for the Company to host its software application. Future minimum payments under non-cancelable data center agreements at September 30, 2013 totaling $4,001, of which $667, $2,186, and $1,148 will become payable in the years ending December 31, 2013, 2014 and 2015, respectively.

Purchase Commitments

As of September 30, 2013, the Company had non-cancelable purchase commitments related to telecommunications, subscription fees for third-party data (such as Internet maps) and subscription fees for software services totaling $5,194, of which $1,173, $2,440, and $1,581 will become payable in the years ending December 31, 2013, 2014, and 2015, respectively.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its consolidated financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of September 30, 2013 and December 31, 2012.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. We removed the case to the United States District Court for the Middle District of Florida on September 13, 2012, U.S. Prisoner Transport, et al. v. Fleetmatics USA, LLC, et al., Case No. 8:12-CV-2079. We moved to dismiss the complaint on September 20, 2012. Plaintiffs filed an amended complaint on October 4, 2012 and changed the case caption to Brevard Extraditions, Inc., d/b/a U.S. Prisoner Transport, et al. v. Fleetmatics USA, LLC, et al. We moved to dismiss the amended complaint on October 18, 2012. The Court denied our motion to dismiss in part and granted it in part on September 27, 2013, and granted plaintiffs leave to file a second amended complaint. Plaintiffs filed a second amended complaint on October 11, 2013. The second amended complaint alleges essentially the same claims as previously alleged. The parties are engaged in settlement discussions. As a result, the Company has accrued $525,000 in connection with a potential settlement with the class, which would be subject to court approval. In the event a final settlement agreement is not reached, however, and given the early procedural stages of this matter and the inherent uncertainties of litigation, we are unable to estimate a reasonably possible range of loss, if any, at this time, but there can be no assurance that this matter will not have a material adverse effect on our business, financial condition, operating results, and cash flows.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

16. Subsequent Event

On October 10, 2013, the Company granted service-based restricted stock units for the purchase of 83,500 ordinary shares with a grant-date fair value of $33.98. The RSUs have restrictions which lapse four years from the date of grant.